SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EFFECTOR THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

28202V108

(CUSIP Number)

James Evangelista

Chief Financial Officer

The Column Group II, LP

1 Letterman Drive, Building D, Suite DM-900

San Francisco, CA 94129

(415) 865-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS The Column Group II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS The Column Group II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS David Goeddel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 28202V108	13D

1	NAMES OF REPORTING PERSONS Peter Svennilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 28202V108	13D

Explanatory Note

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of eFFECTOR Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 142 North Cedros Avenue, Suite B, Solana Beach, CA 92075.

This Amendment No. 2 (this “Amendment”) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on September 7, 2021, as it has been amended by Amendment No. 1 filed with the Commission on September 15, 2023 (the “Original Schedule 13D”). This Amendment is being filed to report the sales by the Reporting Persons of shares of Common Stock as set forth in Item 3 of this Statement and update the aggregate percentage of the Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of Common Stock from time to time since the date of the Original 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On September 15, 2023, TCG II LP sold 30,375 shares of Common Stock for a weighted-average price of $0.6043 per share and an aggregate sales price of $18,355.61.

On September 18, 2023, TCG II LP sold 2,200 shares of Common Stock for a weighted-average price of $0.6048 per share and an aggregate sales price of $1,330.56.

On September 29, 2023, TCG II LP sold 32,935 shares of Common Stock for a weighted-average price of $0.6082 per share and an aggregate sales price of $20,031.07.

On October 2, 2023, TCG II LP sold 1,100 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $660.00.

On October 6, 2023, TCG II LP sold 2,800 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $1,680.00.

On October 10, 2023, TCG II LP sold 600 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $360.00.

On October 11, 2023, TCG II LP sold 47,604 shares of Common Stock for a weighted-average price of $0.6030 per share and an aggregate sales price of $28,705.21.

On October 12, 2023, TCG II LP sold 30,208 shares of Common Stock for a weighted-average price of $0.6065 per share and an aggregate sales price of $18,321.15.

On October 13, 2023, TCG II LP sold 4,194 shares of Common Stock for a weighted-average price of $0.6022 per share and an aggregate sales price of $2,525.63.

On November 7, 2023, TCG II LP sold 119,582 shares of Common Stock for a weighted-average price of $0.6099 per share and an aggregate sales price of $72,933.06.

On November 8, 2023, TCG II LP sold 146,937 shares of Common Stock for a weighted-average price of $0.6095 per share and an aggregate sales price of $89,558.10.

On November 9, 2023, TCG II LP sold 24,279 shares of Common Stock for a weighted-average price of $0.6013 per share and an aggregate sales price of $14,598.96.

On November 10, 2023, TCG II LP sold 14,157 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $8,494.20.

On November 14, 2023, TCG II LP sold 13,050 shares of Common Stock for a weighted-average price of $0.6001 per share and an aggregate sales price of $7,831.31.

On November 15, 2023, TCG II LP sold 224,529 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $134,717.40.

On November 16, 2023, TCG II LP sold 875,000 shares of Common Stock for a weighted-average price of $0.6078 per share and an aggregate sales price of $531,825.00.

On November 17, 2023, TCG II LP sold 500,000 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $300,000.00.

On November 20, 2023, TCG II LP sold 600 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $360.00.

On November 21, 2023, TCG II LP sold 2,021,584 shares of Common Stock for a weighted-average price of $0.60 per share and an aggregate sales price of $1,212,950.40.

Item 5. Interest in Securities of the Issuer

(e) On November 16, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

PETER SVENNILSON		DAVID GOEDDEL

By:	/s/ James Evangelista	By:	/s/ James Evangelista
Name:	James Evangelista	Name:	James Evangelista
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact